Commission File No. 1-08346

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
June 15, 2005	BY:	/s/ Seiji Enami
Seiji Enami
Corporate Officer, General Manager of Finance and Accounting Department and Chief Financial Officer

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan

June 15, 2005

TDK Corporation
Corporate Communications Department
Michinori Katayama
+81(3)5201-7102

Amendments of FY March 2005 Earnings Release (Consolidated Results)

TDK Corporation has revised its consolidated results for fiscal 2005, ended March 31, 2005, as announced on April 27, 2005.

1. Reasons for Amendments

In accordance with the Statement of Financial Accounting Standards No. 87 “Employers’ Accounting for Pensions”, the presentation of minimum pension liability adjustments has been changed from the net amount to the gross amount in the consolidated balance sheets. Accordingly, the consolidated balance sheets of FY March 2005 Earnings Release is changed as follows:

There are no effects arising from this change on the consolidated statements of income of TDK.

2. Amendments

(Yen millions)

	Correction		Original
	As of March 31, 2005		As of March 31, 2005
(ASSETS)
Noncurrent assets	297,398	36.8%	279,729	35.4%
Other assets	57,731		40,062

Total assets	807,689	100.0%	790,020	100.0%

(LIABILITIES)
Noncurrent liabilities	32,915	4.1%	15,246	1.9%
Retirement and severance benefits	28,839		11,170

Total liabilities	151,812	18.8%	134,143	17.0%

Total liabilities and stockholders’ equity	807,689	100.0%	790,020	100.0%

Other changes resulting from these amendments are underlined in the corresponding pages.

(1)	Business Results and Financial Position (Page 9, 10)

(2)	Balance sheets (Page 14)

# # #

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
Contacts;		103-8272 Japan
TDK Corporation (Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870

FOR IMMEDIATE RELEASE

TOKYO — April 27, 2005 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for fiscal year (“FY”) 2005 and Non-Consolidated business results for FY 2005.

I. Consolidated

I-1) Summary

Consolidated results (April 1, 2004 — March 31, 2005)

	FY2005			FY2004
	(April 1, 2004 - March 31, 2005)			(April 1, 2003 - March 31, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	657,853	100.0	6,148,159	655,792	100.0	2,061	0.3
Operating income	59,830	9.1	559,159	56,510	8.6	3,320	5.9
Income from continuing operations before income taxes	62,072	9.4	580,112	55,712	8.5	6,360	11.4
Income from continuing operations	48,613	7.4	454,327	42,863	6.5	5,750	13.4
Net income	44,948	6.8	420,075	42,101	6.4	2,847	6.8

Per common share :
Net income/Basic	Yen 339.76		U.S.$3.18	Yen 317.80
Net income/Diluted	Yen 339.55		U.S.$3.17	Yen 317.69

Note:	As a result of the sale of a subsidiary in semiconductors & others product, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Correspondence figures for the previous fiscal year have been reclassed to conform to the presentation used for the year ended March 31, 2005.

(Sales breakdown)

	FY2005			FY2004
	(April 1, 2004 - March 31, 2005)			(April 1, 2003 - March 31, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	545,214	82.9	5,095,458	519,792	79.3	25,422	4.9
Electronic materials	174,800	26.6	1,633,645	166,818	25.4	7,982	4.8
Electronic devices	116,387	17.7	1,087,729	107,999	16.5	8,388	7.8
Recording devices	234,578	35.7	2,192,318	230,105	35.1	4,473	1.9
Semiconductors & others	19,449	2.9	181,766	14,870	2.3	4,579	30.8
Recording media & systems	112,639	17.1	1,052,701	136,000	20.7	(23,361)	-17.2

Total sales	657,853	100.0	6,148,159	655,792	100.0	2,061	0.3

Overseas sales	473,828	72.0	4,428,299	487,169	74.3	(13,341)	-2.7

Note: U.S.$1=Yen 107

I-2) Management Policies

(1) Fundamental Management Policy

     TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”

     To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.

(2) Fundamental Policy for Distribution of Earnings

     Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operations on a consolidated basis.

     Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.

(3) Policy Regarding Reduction of TDK’s Share Trading Unit

     On August 1, 2000, TDK reduced the Unit Stock (tangen) of its common shares from 1,000 to 100 shares. This action led to an increase in the number of individual shareholders and TDK’s subsequent selection for an award from Tokyo Stock Exchange for this achievement in the year ended March 31, 2004.

     TDK believes that its shares now have sufficient liquidity. However, TDK will consider a further reduction of the trading unit based on its stock price and market needs as well as on a cost-benefit analysis.

(4) Medium- and Long-Term Management Strategy

     In April 2004, TDK launched an initiative aimed at generating new growth with the overriding aim of becoming an exciting company, an ongoing theme at TDK.

     The electronics industry, to which TDK belongs, is becoming extremely competitive as the advent of a full-fledged digital age shortens product lifespans. To achieve growth in the future in this operating environment, TDK must deliver new products that the market demands, without delay, precisely when those products are needed, while keeping a close eye on market movements. With this in mind, over the medium term, TDK will increase the share of sales of new products in consolidated net sales and execute various initiatives to drive growth.

     TDK is aiming for growth by delivering the value customers demand in a timely manner through the development of products rooted in the company’s core materials, process and evaluation & simulation technologies, which underpin its core electronic materials and components business.

     Strengthening its operations in this way is thus an important theme at TDK. TDK is also reaffirming the importance of coexisting with society as a responsible corporate citizen by conducting its own social activities based on two key corporate philosophies: “Creativity” and “Culture.” Furthermore, TDK will comply with the U.S. Sarbanes-Oxley Act of 2002 and all other applicable laws and regulations as it strengthens corporate governance.

(5) Pressing Issues

     From a medium-term perspective, the electronics industry, TDK’s field of operations, is expected to see the growth of digital home appliances, the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones, and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that TDK develops, manufactures and sells.

     At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company’s electronic components business. TDK has continuously reformed and improved the structure of its businesses, but it believes that responding to the changes in the electronics industry requires making this process of reform and improvement an ongoing drive. Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition with new products, greater inventory risk and other challenges are unavoidable. Nevertheless, TDK is determined to be a company that can surmount these challenges and grow. And, to remain an attractive and exciting company, TDK aims to grow by creating greater value. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will take on the challenge of advancing along a growth trajectory while making investments that are prudent yet aggressive.

(6) Basic Stance on and Strategy to Improve Corporate Governance

     Companies must conduct their activities and manage their operations in a fair, impartial and transparent manner, abiding by laws and regulations, and with the recognition that their existence is supported by shareholders, customers, suppliers, employees and society. TDK has put in place various internal control systems with this fundamental recognition in mind. It has also implemented a number of other measures in the same vein, such as appointing an outside director and outside statutory auditors; involving people outside the company in setting directors’ remuneration; and building a corporate ethics system, in which reports are submitted directly to the Board of Directors, that includes education and diffusion programs and other activities.

(6-1) Management structure and other corporate governance systems concerning decision-making, strategy execution and supervision

     In consideration of the size of the company, the streamlining of management, the speed of decision-making and other factors, TDK has adopted the corporate auditor system within the meaning of the Commercial Code of Japan; three of its five corporate auditors come from outside the company. Furthermore, one of TDK’s seven directors is an outside director. Moreover, having introduced the post of corporate officer, TDK has clearly demarcated responsibilities: directors are responsible for decision-making and oversight, while corporate officers have responsibility for executing day-to-day operations. Corporate officers execute policies set by the Board of Directors in their respective areas of responsibility.

     Two full-time corporate auditors, three part-time corporate auditors and two staff members perform audits. The auditors examine the performance of directors mainly from the perspective of legality by inspecting departments, examining important documents and attending important meetings. Collaboration among corporate auditors involves submitting reports and holding discussions at monthly meetings of the Board of Corporate Auditors.

     The 8-member Management Review & Support Dept., an internal audit organization that reports to the CEO of TDK, carries our periodic audits and offers support from the perspective of the consistency of business execution and management policy and the rationality of management efficiency. In the fiscal year ended March 31, 2005, the department made preparations to comply with the U.S. Sarbanes-Oxley Act of 2002, which requires companies to undertake self-evaluations of the establishment and operation of internal control systems.

     Two certified public accountants, Seiichi Sasa and Hideaki Koyama, who belong to the independent registered public accounting firm KPMG AZSA & Co., conduct financial audits of the company. Mr. Sasa has been involved with these audits for two years and Mr. Koyama for four years. Twelve accountants, seven assistant accountants and eight other staff also assist in these audits.

     To ensure the transparency of directors’ remuneration, TDK has introduced bonuses linked to the company’s results and, at the same time, has the outside director serve as chairperson of the Compensation Advisory Committee. Moreover, to ensure corporate ethical standards are upheld, a Corporate Ethics Committee was established at TDK and ethics councils were formed at domestic and overseas subsidiaries. These actions are part of ongoing efforts to build a global corporate ethics management framework that also encompasses domestic and overseas subsidiaries. To monitor the state of compliance with corporate ethical standards, a “helpline” has been established, creating an internal system that encourages employees to report matters involving corporate ethics and to offer suggestions.

     The Compensation Advisory Committee and Corporate Ethics Committee report directly to the Board of Directors.

     Another defining aspect of TDK’s corporate governance system is the ability to receive advice and directives from outside legal counsel regarding risks associated with TDK’s corporate activities. Moreover, to give the company the best managerial structure for responding flexibly to the various changes in its operating environment, and to build greater trust with shareholders, the company has set the terms of directors to one year.

     In the fiscal year ended March 31, 2005, the directors and corporate auditors were paid remuneration of ¥194 million and ¥59 million, respectively. The total amount paid to directors and corporate auditors was thus ¥254 million. Furthermore, bonuses totaling ¥103 million were paid to TDK directors. The amount of remuneration related to audit certification of the parent company that was paid to independent auditors KPMG AZSA & Co. was ¥94 million.

(6-2) Personal, financial and trading relationships between the company and the outside director and outside corporate auditors, and other beneficial relationships

     There are no personal or financial relationships between TDK and the outside director or the three outside corporate auditors.

(6-3) Measures taken to enhance corporate governance over the past year

     To ensure that corporate ethical standards are being upheld, TDK has put in place a global corporate ethics framework that encompasses the activities of overseas as well as domestic subsidiaries. Activities are ongoing to oversee and refine this system. Because TDK is listed on the New York Stock Exchange, it is subject to the U.S. Sarbanes-Oxley Act of 2002, an extremely strict law relating to corporate governance that was prompted by a series of scandals involving U.S. companies. To comply with this law, a project team that includes outside experts is undertaking a fundamental review of and rebuilding corporate systems, including those of subsidiaries. At the same time, TDK continues to identify and take countermeasures against risk factors associated with its business activities. In addition, TDK restricts the work that is outsourced to independent auditors so as to preserve their impartiality and independence.

I-3) Business Results and Financial Position

1. Summary

Consolidated results for fiscal 2005, ended March 31, 2005, were as follows.

     In the electronics industry in the first half of fiscal 2005, demand for digital home appliances, such as LCD and plasma flat-screen TVs and DVD recorders, was boosted by the Summer Olympic Games in Athens, and other events. This resulted in strong demand for the TDK Group’s electronic components in the first half. However, demand for these components began to cool in the second half in line with production cutbacks of finished products that use them. In this business environment, TDK continued to implement profit structure reforms. TDK also actively made investments to drive growth, such as by ramping up production capacity of capacitors and forging a strategic alliance regarding HDD heads.

     As a result, TDK posted consolidated net sales of ¥657,853 million (U.S.$6,148,159 thousand), up 0.3% from ¥655,792 million. Operating income rose 5.9%, from ¥56,510 million to ¥59,830 million (U.S.$559,159 thousand). Income from continuing operations before income taxes increased 11.4%, from ¥55,712 million to ¥62,072 million (U.S.$580,112 thousand). Net income rose 6.8%, from ¥42,101 million to ¥44,948 million (U.S.$420,075 thousand). Basic net income per common share was ¥339.76 (U.S.$3.18), up from ¥317.80.

     During the year, the average exchange rate was ¥107.55 for the U.S. dollar and ¥135.17 for the euro, representing a 5.0% appreciation in the yen’s value against the U.S. dollar and a 1.9% decline against the euro. Overall, exchange rate movements had the effect of lowering net sales by approximately ¥20.6 billion and operating income by approximately ¥4.0 billion.

(Sales by Segment)

     TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media & systems segment.

(1) Electronic materials and components segment

     This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) semiconductors & others.

     Segment net sales increased 4.9%, from ¥519,792 million to ¥545,214 million (U.S.$5,095,458 thousand). Segment operating income rose 15.0%, from ¥58,715 million to ¥67,520 million (U.S.$631,028 thousand).

     Looking at electronic materials and electronic devices, demand for components was strong in the fiscal year’s first half on the back of higher demand for digital home appliances driven by the Athens Summer Olympic Games. However, the second half saw sales prices of components drop as demand cooled due to inventory cutbacks of digital home appliances. The overall result, however, was a year-on-year increase in sales of both electronic materials and electronic devices.

     In recording devices, HDD demand was lackluster in the first half of fiscal 2005 due to inventory cutbacks by customers following strong HDD demand in the second half of the previous fiscal year. Demand for HDD heads also picked up in the second half of fiscal 2005 once this adjustment phase ended. The result was a year-on-year increase in sales of recording devices.

     Sector results were as follows.

(1-1) Electronic materials

     This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.

     Sales in the electronic materials sector rose 4.8%, from ¥166,818 million to ¥174,800 million (U.S.$1,633,645 thousand).

(Capacitors) Sales rose year on year. Sales of multilayer chip capacitors, the main product in the capacitors sector, were strong in the first half, as previously mentioned. In the second half, amid lackluster demand, TDK was able to absorb sales price declines and the effect of forex movements by improving the sales mix. These factors led to higher year-on-year sales.

(Ferrite cores and magnets) Sales of ferrite cores and magnets increased year on year. In ferrite cores, sales declined from the previous fiscal year despite higher demand for general-purpose power supply cores for digital home appliances and cores for communications equipment. This decrease was due to a reduction in output of deflection yoke cores and flyback transformers cores used in CRT TVs. However, sales of magnets increased year on year, the result of steadily rising demand for use in automotive and HDD applications. The net result was a year-on-year increase in sales of ferrite cores and magnets as a whole.

(1-2) Electronic devices

     This sector has three product categories: inductive devices, high-frequency components and other products.

     Sales in the electronic devices sector rose 7.8%, from ¥107,999 million to ¥116,387 million (U.S.$1,087,729 thousand).

(Inductive devices) Sales increased year on year. Inductive devices, the largest product category in the electronic devices sector, posted higher sales despite lower sales prices and the negative effect of forex movements. The increase was attributable to higher demand spurred by acceleration in the pace at which automobiles are incorporating electronics and the increasing sophistication of mobile phones, as well as new product launches.

(High-frequency components) Sales of high-frequency components declined marginally year on year because higher sales volume and an improved product mix failed to completely offset persistently strong discounting pressure from mobile phone handset manufacturers, the main customer for these components.

(Other products) Sales of other products rose year on year. In power systems, sales of DC-DC converters and DC-AC inverters were healthy. Sensors and actuators recorded higher sales due to growth in demand for use in PCs and peripherals and communications equipment. As a result of this, overall sales of other products were higher than in the previous fiscal year.

(1-3) Recording devices

     This sector has two product categories: HDD heads and other heads.

     Sector sales increased 1.9%, from ¥230,105 million to ¥234,578 million (U.S.$2,192,318 thousand).

(HDD heads) Sales increased year on year. In HDD heads, the main product in this sector, TDK had to overcome the loss of business from a major customer that started producing heads in house in 2004, as well as the impact of falling sales prices and unfavorable forex movements. Cutbacks in HDD inventories at customers in the first half of the year also shaped the market. However, demand for HDD heads rose in the second half of the fiscal year following the end of these cutbacks, leading to higher year-on-year sales.

(Other heads) Sales of other heads declined year on year, due to sluggish sales of optical pickups.

(1-4) Semiconductors & others

     Sector sales climbed 30.8%, from ¥14,870 million to ¥19,449 million (U.S.$181,766 thousand). TDK recorded slightly higher sales of anechoic chambers for electromagnetic noise control and growth in external sales of manufacturing equipment due to higher investments in semiconductor facilities and equipment by customers.

(2) Recording media & systems segment

     This segment is made up of four product categories: audiotapes, videotapes, optical media and other products.

     Segment sales declined 17.2%, from ¥136,000 million to ¥112,639 million (U.S.$1,052,701 thousand). The segment recorded an operating loss of ¥7,690 million (U.S.$71,869 thousand), an increase of 248.8% from last year’s operating loss of ¥2,205 million.

(Audiotapes and videotapes) Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.

(Optical media) Sales of optical media increased, with higher DVD sales volumes offsetting a sharp fall in prices of DVDs and lower CD-R sales.

(Other products) Sales of other products decreased year on year. There was an increase in sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers. However, a decline in sales caused by the sale in the previous fiscal year of a U.S. software development subsidiary and lower sales of recording equipment brought overall sales of other products down year on year.

*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)

     Detailed geographic segment information can be found in the segment information on page 18 of the consolidated results.

     By region, in Japan, sales in the electronic devices sector and recording media & systems segment declined, while higher sales were recorded in the electronic materials, recording devices and semiconductors & others sectors.

     In the Americas, sales decreased in the electronic materials and recording devices sectors as well as the recording media & systems segment. The higher yen versus the U.S. dollar also impacted sales in the Americas.

     In Europe, lower sales were recorded in the electronic materials and semiconductors & others sectors as well as the recording media & systems segment.

     In Asia (excluding Japan) and other areas, sales declined in the recording devices sector and recording media & systems segment, but sales increased in the electronic materials and electronic devices sectors.

     The overall result was a 2.7% decrease in overseas sales year on year, from ¥487,169 million to ¥473,828 million (U.S.$4,428,299 thousand). Overseas sales accounted for 72.0% of consolidated net sales, a 2.3 percentage point decrease from 74.3% one year earlier.

     On a parent-company basis, net sales increased 3.9%, from ¥316,050 million to ¥328,452 million (U.S.$3,069,644 thousand). Operating income increased 392.8%, from ¥1,756 million to ¥8,653 million (U.S.$80,869 thousand). Current income rose 197.3%, from ¥10,277 million to ¥30,550 million (U.S.$285,514 thousand). Net income increased 786.3%, from ¥4,458 million to ¥39,513 million (U.S.$369,280 thousand). Basic net income per common share was ¥297.93 (U.S.$2.78), compared with ¥32.87 a year earlier.

     TDK plans to pay a year-end dividend of ¥40 per common share. Together with the interim dividend of ¥30 per common share paid in December 2004, the planned dividend per common share applicable to the year will be ¥70.

2. Financial Position

     (2-1) The following table summarizes TDK’s consolidated balance sheet at March 31, 2005.

Total assets	¥807,689 million (4.9% increase)
Total stockholders’ equity	¥650,715 million (12.9% increase)
Equity ratio	80.6% (5.8 percentage point increase)

     At the end of the year, cash and cash equivalents were ¥24,353 million higher than on March 31, 2004. Net trade receivables were ¥9,668 million higher and net property, plant and equipment rose ¥8,024 million. However, other assets decreased ¥9,489 million. As a result of the above items and other changes, total assets increased ¥37,370 million.

     Total liabilities decreased ¥39,012 million. Trade payables and income taxes payable increased ¥2,175 million and ¥3,978 million, respectively, while retirement and severance benefits declined ¥44,682 million following the transfer of the substitutional portion of Employees’ Pension Fund (EPF) liabilities to the government.

     Total stockholders’ equity increased ¥74,496 million due to a ¥36,449 million increase in retained earnings and a ¥38,730 million decrease in accumulated other comprehensive loss.

Amendments (June 15, 2005)

(2-2) Cash Flows

(¥ millions)

	Fiscal 2005	Fiscal 2004	Change
Net cash provided by operating activities	93,582	113,820	(20,238)
Net cash used in investing activities	(60,863)	(37,647)	(23,216)
Net cash used in financing activities	(9,458)	(9,661)	203
Net cash provided by (used in) discontinued operations	(1,625)	761	(2,386)
Effect of exchange rate changes on cash and cash equivalents	2,717	(10,669)	13,386
Net increase in cash and cash equivalents	24,353	56,604	(32,251)
Cash and cash equivalents at beginning of period	227,155	170,551	56,604
Cash and cash equivalents at end of period	251,508	227,155	24,353

     Operating activities provided net cash of ¥93,582 million (U.S.$874,598 thousand), a year-on-year decrease of ¥20,238 million. Net income rose ¥2,847 million to ¥44,948 million (U.S.$420,075 thousand) and depreciation and amortization increased ¥2,080 million to ¥52,806 million (U.S.$493,514 thousand). In changes in assets and liabilities, inventories decreased ¥11,329 million, trade payables decreased ¥7,955 million, accrued expenses decreased ¥12,718 million, income taxes payables, net decreased ¥1,856 million and retirement and severance benefits decreased ¥6,766 million.

     Investing activities used net cash of ¥60,863 million (U.S.$568,813 thousand), ¥23,216 million more than a year earlier. This mainly reflected a ¥16,534 million increase to ¥61,005 million (U.S.$570,140 thousand) in capital expenditures and a ¥2,423 million increase to ¥2,424 million (U.S.$22,654 thousand) in payments for purchase of investments in securities.

     Financing activities used net cash of ¥9,458 million (U.S.$88,393 thousand), ¥203 million less than a year earlier. The main outflow was ¥7,938 million (U.S.$74,187 thousand) for dividends paid.

(2-3) Trends in Cash Flow Indicators

	FY2001	FY2002	FY2003	FY2004	FY2005
Stockholders’ equity ratio (%)	77.8	77.9	74.1	74.8	80.6
Capital adequacy ratio on a market value basis (%)	133.8	121.7	80.4	136.7	120.2
No. of years to redeem debt	0.10	0.07	0.02	0.00	0.00
Interest coverage ratio (times)	138.0	32.8	180.9	352.4	288.8

[Notes]

Stockholders’ equity ratio = Total stockholders’ equity / Total assets

Capital adequacy ratio on a market value basis = Market capitalization (*1) / Total assets

     (*1) Market capitalization = Closing price of TDK’s common shares on the Tokyo Stock Exchange on March 31, 2005 x Shares issued and outstanding at year-end after deducting treasury stock

Amendments (June 15, 2005)

No. of years to redeem debt = Interest-bearing liabilities (*2) / Cash flows from operating activities (*3)

     (*2) Interest-bearing liabilities: The balance of “short-term debt” and “long-term debt” included in “long-term debt, excluding current installments” on the consolidated balances sheets.

     (*3) Cash flows from operating activities: “Net cash provided by operating activities” on the consolidated statements of cash flows. Interest coverage ratio = Cash flows from operating activities / Interest payments (*4)

     (*4) Interest payments: “Interest expense” on the consolidated statements of income

3. Business Risks

     With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in new product development and efforts to win customers. Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; the ability to respond to intense price competition and diversifying demands from customers; the ability to acquire intellectual property rights; the ability to procure raw materials and other products; increasingly stringent environmental regulations internationally, and unavoidable natural disasters.

4. Fiscal 2006 Projections

     TDK’s consolidated and non-consolidated projections for fiscal 2006, the year ending March 31, 2006, are as follows.

[Consolidated Projections for Fiscal 2006]

	Year ending March	% change	Year ended March
	2006	from FY05	2005
	(¥ millions)		(¥ millions)
Net sales	690,000	4.9	657,853
Operating income	67,000	12.0	59,830
Income before income taxes	69,000	11.2	62,072
Net income	50,000	11.2	44,948

[Non-Consolidated Projections]

	Year ending March	% change	Year ended March
	2006	from FY05	2005
	(¥ millions)		(¥ millions)
Net sales	334,900	2.0	328,452
Operating income	17,300	99.9	8,653
Current income	39,800	30.3	30,550
Net income	27,000	-31.7	39,513

Note:

The projections are based principally on the following assumptions:

•	An average yen-U.S. dollar exchange rate of ¥100 for the full year.

•	There is expected to be a weak recovery generally in demand for passive components (electronic materials and electronic devices) in the first half of fiscal 2006. However, with current inventories of finished products estimated to be at generally suitable levels, in the second half of fiscal 2006, there is expected to be an increase in production of finished products in line with growth in demand at the end of 2005. This increase is expected to also lead to higher demand for components in the second half of the fiscal year.

•	Sales of recording devices are expected to increase in fiscal 2006, continuing on from the previous fiscal year. With the base of demand widening for HDDs, double-digit annual growth is expected to continue in fiscal 2006. Furthermore, the growth in demand for HDDs for video recorders and other consumer product applications is also expected to boost demand for HDD heads, supporting sales of these products.

•	Lower sales are forecast in the recording media & systems segment. Sales of audiotapes and videotapes are expected to decline in line with falling demand. While sales of optical media products and tape-based data storage media for computers are forecast to increase, this growth is unlikely to fully offset the decline in sales of audiotapes and videotapes. In fiscal 2006, TDK plans to implement strategies to counter falling DVD sales prices, a factor behind the deterioration in earnings in fiscal 2005, as well as push ahead with ongoing structural reforms of production and sales divisions.

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated

I-4) Statements of income

	FY2005			FY2004
	(April 1, 2004 - March 31, 2005)			(April 1, 2003 - March 31, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	657,853	100.0	6,148,159	655,792	100.0	2,061	0.3
Cost of sales	484,323	73.6	4,526,383	476,407	72.6	7,916	1.7
Gross profit	173,530	26.4	1,621,776	179,385	27.4	(5,855)	–3.3
Selling, general and administrative expenses	119,886	18.2	1,120,430	122,875	18.8	(2,989)	–2.4
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	(33,533)	–5.1	(313,392)	—	—	(33,533)	—
Loss on settlement	27,347	4.2	255,579	—	—	27,347	—
Operating income	59,830	9.1	559,159	56,510	8.6	3,320	5.9
Other income (deductions):
Interest and dividend income	1,692		15,813	1,189		503
Interest expense	(324)		(3,028)	(323)		(1)
Foreign exchange gain (loss)	(856)		(8,000)	(3,064)		2,208
Other-net	1,730		16,168	1,400		330
Total other income (deductions)	2,242	0.3	20,953	(798)	–0.1	3,040	—
Income from continuing operations before income taxes	62,072	9.4	580,112	55,712	8.5	6,360	11.4
Income taxes	12,980	1.9	121,308	12,490	1.9	490	3.9
Income from continuing operations before minority interests	49,092	7.5	458,804	43,222	6.6	5,870	13.6
Minority interests	479	0.1	4,477	359	0.1	120	33.4
Income from continuing operations	48,613	7.4	454,327	42,863	6.5	5,750	13.4
Loss from discontinued operations, net of taxes	3,665	0.6	34,252	762	0.1	2,903	381.0
Net income	44,948	6.8	420,075	42,101	6.4	2,847	6.8

Notes:

1.	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures for the year ended March 31, 2004 relating to discontinued operations have been reclassified accordingly.

2.	U.S.$1=Yen 107

Consolidated

I-5) Balance sheets

ASSETS

	As of March 31, 2005			As of March 31, 2004		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current assets	510,291	63.2	4,769,074	475,773	61.8	34,518
Cash and cash equivalents	251,508		2,350,542	227,155		24,353
Marketable securities	1,609		15,037	402		1,207
Net trade receivables	147,999		1,383,168	138,331		9,668
Inventories	74,924		700,224	77,301		(2,377)
Other current assets	34,251		320,103	32,584		1,667

Noncurrent assets	297,398	36.8	2,779,421	294,546	38.2	2,852
Investments in securities	22,698		212,131	18,381		4,317
Net property, plant and equipment	216,969		2,027,748	208,945		8,024
Other assets	57,731		539,542	67,220		(9,489)

TOTAL	807,689	100.0	7,548,495	770,319	100.0	37,370

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of March 31, 2005			As of March 31, 2004		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)
Current liabilities	118,897	14.7	1,111,187	115,218	15.0	3,679
Short-term debt	103		963	416		(313)
Trade payables	62,092		580,299	59,917		2,175
Accrued expenses	42,636		398,467	45,534		(2,898)
Income taxes payables	8,667		81,000	4,689		3,978
Other current liabilities	5,399		50,458	4,662		737

Noncurrent liabilities	32,915	4.1	307,617	75,606	9.8	(42,691)
Long-term debt, excluding current installments	81		757	27		54
Retirement and severance benefits	28,839		269,523	73,521		(44,682)
Deferred income taxes	751		7,019	215		536
Other noncurrent liabilities	3,244		30,318	1,843		1,401
Total liabilities	151,812	18.8	1,418,804	190,824	24.8	(39,012)

Minority interests	5,162	0.6	48,242	3,276	0.4	1,886

Common stock	32,641		305,056	32,641		—
Additional paid-in capital	63,051		589,262	63,051		—
Legal reserve	16,918		158,112	16,497		421
Retained earnings	597,205		5,581,355	560,756		36,449
Accumulated other comprehensive income (loss)	(51,657)		(482,776)	(90,387)		38,730
Treasury stock	(7,443)		(69,560)	(6,339)		(1,104)
Total stockholders’ equity	650,715	80.6	6,081,449	576,219	74.8	74,496

TOTAL	807,689	100.0	7,548,495	770,319	100.0	37,370

Note: U.S.$1=Yen 107

Amendments (June 15, 2005)

Consolidated

I-6) Statements of stockholders’ equity

	FY2005		FY2004
	(April 1, 2004 - March 31, 2005)		(April 1, 2003 - March 31, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Common stock:
Balance at beginning of period	32,641	305,056	32,641

Balance at end of period	32,641	305,056	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	589,262	63,051

Balance at end of period	63,051	589,262	63,051

Legal reserve:
Balance at beginning of period	16,497	154,177	15,953
Transferred from retained earnings	421	3,935	544

Balance at end of period	16,918	158,112	16,497

Retained earnings:
Balance at beginning of period	560,756	5,240,710	525,919
Net income	44,948	420,075	42,101
Cash dividends	(7,938)	(74,187)	(6,625)
Losses on sales of treasury stock	(140)	(1,308)	(95)
Transferred to legal reserve	(421)	(3,935)	(544)

Balance at end of period	597,205	5,581,355	560,756

Accumulated other comprehensive income (loss):
Balance at beginning of period	(90,387)	(844,738)	(78,824)
Other comprehensive income (loss) for the period, net of tax	38,730	361,962	(11,563)

Balance at end of period	(51,657)	(482,776)	(90,387)

Treasury stock:
Balance at beginning of period	(6,339)	(59,243)	(4,855)
Acquisition of treasury stock	(1,672)	(15,626)	(1,865)
Exercise of stock option	568	5,309	381

Balance at end of period	(7,443)	(69,560)	(6,339)

Total stockholders’ equity	650,715	6,081,449	576,219

Disclosure of comprehensive income (loss):
Net income for the period	44,948	420,075	42,101
Other comprehensive income (loss) for the period, net of tax	38,730	361,962	(11,563)

Total comprehensive income for the period	83,678	782,037	30,538

Note: U.S.$1=Yen 107

Consolidated

I-7) Statements of cash flows

	FY2005		FY2004
	(April 1, 2004 - March 31, 2005)		(April 1, 2003 - March 31, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	44,948	420,075	42,101
Loss from discontinued operations, net of tax	3,665	34,252	762
Income from continuing operations	48,613	454,327	42,863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,806	493,514	50,726
Loss on disposal of property and equipment	1,190	11,121	1,363
Deferred income taxes	(5,220)	(48,785)	2,214
Loss (gain) on securities, net	142	1,327	1,093
Gain on sale of a subsidiary	(1,799)	(16,813)	(567)
Changes in assets and liabilities:
Increase in trade receivables	(7,343)	(68,626)	(7,680)
Decrease (increase) in inventories	3,461	32,346	(7,868)
Increase in trade payables	245	2,290	8,200
Increase (decrease) in accrued expenses	(3,840)	(35,888)	8,878
Increase (decrease) in income taxes payables, net	3,848	35,963	5,704
Increase (decrease) in retirement and severance benefits, net	2,519	23,542	9,285
Other-net	(1,040)	(9,720)	(391)

Net cash provided by operating activities	93,582	874,598	113,820

Cash flows from investing activities:
Capital expenditures	(61,005)	(570,140)	(44,471)
Proceeds from sale and maturities of investments in securities	1,788	16,710	1,814
Payment for purchase of investments in securities	(2,424)	(22,654)	(1)
Payment for purchase of other investments	(221)	(2,065)	(442)
Proceeds from sales of property, plant and equipment	999	9,336	4,299
Acquisition of minority interests	—	—	(366)
Proceeds from sale of a subsidiary	—	—	1,523
Other-net	—	—	(3)

Net cash used in investing activities	(60,863)	(568,813)	(37,647)

Cash flows from financing activities:
Proceeds from long-term debt	218	2,037	69
Repayment of long-term debt	(164)	(1,533)	(479)
Increase (decrease) in short-term debt, net	(330)	(3,084)	(1,047)
Sale (purchase) of treasury stock, net	(1,244)	(11,626)	(1,579)
Dividends paid	(7,938)	(74,187)	(6,625)

Net cash used in financing activities	(9,458)	(88,393)	(9,661)

Net cash provided by (used in) discontinued operations	(1,625)	(15,187)	761

Effect of exchange rate changes on cash and cash equivalents	2,717	25,393	(10,669)
Net increase in cash and cash equivalents	24,353	227,598	56,604
Cash and cash equivalents at beginning of period	227,155	2,122,944	170,551
Cash and cash equivalents at end of period	251,508	2,350,542	227,155

Notes:

1.	In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures for the year ended March 31, 2004 relating to discontinued operations have been reclassified accordingly.

2.	U.S.$1=Yen 107

Consolidated

I-8) Summary of Significant Accounting Policies

1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

(1)	Marketable Securities

Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.

(2)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(3)	Depreciation

Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.

(4)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.

(5)	Derivatives Financial Instruments

SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.

(6)	Goodwill and Other Intangible Assets

SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.

(7)	Retirement and Severance Benefits

SFAS No. 87, “Employers’ Accounting for Pensions” is adopted. Gain and loss related to the transfer of the substitutional portion of its Employees’ Pension Fund to the government was accounted for in accordance with the Emerging Issues Task Force issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”.

2.	As of March 31,2005, TDK had 71 subsidiaries (18 in Japan and 53 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss), net of tax and total comprehensive income for the years ended March 31, 2005 and 2004 were as follows;

	FY2005		FY2004
	(April 1, 2004 - March 31, 2005)		(April 1,2003 - March 31,2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	44,948	420,075	42,101
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	5,636	52,672	(26,287)
Minimum pension liability adjustments	32,941	307,860	14,186
Net unrealized gains (losses) on securities	153	1,430	538

Total comprehensive income	83,678	782,037	30,538

Note: U.S.$1=Yen 107

Consolidated

I-9) Segment Information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1. Industry segment information

	FY2005			FY2004
	(April 1, 2004 - March 31, 2005)			(April 1, 2003 - March 31, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components
Net sales	545,214	100.0	5,095,458	519,792	100.0	25,422	4.9
Unaffiliated customers	545,214		5,095,458	519,792		25,422	4.9
Intersegment	—		—	—		—	—
Operating expenses	477,694	87.6	4,464,430	461,077	88.7	16,617	3.6

Operating income	67,520	12.4	631,028	58,715	11.3	8,805	15.0

Recording media & systems
Net sales	112,639	100.0	1,052,701	136,000	100.0	(23,361)	–17.2
Unaffiliated customers	112,639		1,052,701	136,000		(23,361)	–17.2
Intersegment	—		—	—		—	—
Operating expenses	120,329	106.8	1,124,570	138,205	101.6	(17,876)	–12.9

Operating income (loss)	(7,690)	–6.8	(71,869)	(2,205)	–1.6	(5,485)	–248.8

TOTAL
Net sales	657,853	100.0	6,148,159	655,792	100.0	2,061	0.3
Unaffiliated customers	657,853		6,148,159	655,792		2,061	0.3
Intersegment	—		—	—		—	—
Operating expenses	598,023	90.9	5,589,000	599,282	91.4	(1,259)	–0.2

Operating income	59,830	9.1	559,159	56,510	8.6	3,320	5.9

Note: U.S.$1=Yen 107

2. Geographic segment information

		FY2005			FY2004
		(April 1, 2004 - March 31, 2005)			(April 1, 2003 - March 31, 2004)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Japan	Net sales	339,493	100.0	3,172,832	329,782	100.0	9,711	2.9
	Operating income	26,382	7.8	246,561	8,538	2.6	17,844	209.0
Americas	Net sales	87,594	100.0	818,636	100,971	100.0	(13,377)	–13.2
	Operating income	5,496	6.3	51,364	4,985	4.9	511	10.3
Europe	Net sales	71,682	100.0	669,925	80,641	100.0	(8,959)	–11.1
	Operating income (loss)	(5,125)	–7.1	(47,897)	(115)	–0.1	(5,010)	—
Asia and others	Net sales	400,866	100.0	3,746,411	380,781	100.0	20,085	5.3
	Operating income	33,551	8.4	313,561	42,912	11.3	(9,361)	–21.8
Intersegment eliminations	Net sales	241,782		2,259,645	236,383		5,399
	Operating income (loss)	474		4,430	(190)		664
Total	Net sales	657,853	100.0	6,148,159	655,792	100.0	2,061	0.3
	Operating income	59,830	9.1	559,159	56,510	8.6	3,320	5.9

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 107

3. Sales by region

	FY2005			FY2004
	(April 1, 2004 - March 31, 2005)			(April 1, 2003 - March 31, 2004)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Americas	77,813	11.8	727,224	88,734	13.5	(10,921)	–12.3
Europe	71,702	10.9	670,112	80,710	12.3	(9,008)	–11.2
Asia and others	324,313	49.3	3,030,963	317,725	48.5	6,588	2.1
Overseas sales total	473,828	72.0	4,428,299	487,169	74.3	(13,341)	–2.7
Japan	184,025	28.0	1,719,860	168,623	25.7	15,402	9.1
Net sales	657,853	100.0	6,148,159	655,792	100.0	2,061	0.3

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 107

Consolidated

I-10) Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized	Fair
(Yen millions)	Cost	Holding Gains	Holding Losses	Value
As of March 31, 2005
Equity securities	5,951	1,054	—	7,005
Debt securities	1,698	—	—	1,698

Total	7,649	1,054	—	8,703

As of March 31, 2004
Equity securities	2,782	1,054	—	3,836
Debt securities	1,101	—	—	1,101

Total	3,883	1,054	—	4,937

		Gross	Gross
U.S.$1=Yen 107		Unrealized	Unrealized	Fair
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Value
As of March 31, 2005
Equity securities	55,617	9,850	—	65,467
Debt securities	15,869	—	—	15,869

Total	71,486	9,850	—	81,336

I-11) Fair Value of Derivatives

	Contract	Carrying	Estimated Fair
(Yen millions)	Amount	Amount	Value
As of March 31, 2005
Forward foreign exchange contracts	4,349	(88)	(88)
Currency option contracts	24,641	(366)	(366)
Currency swap agreements for loans to its subsidiaries	11,067	(312)	(312)
As of March 31, 2004
Forward foreign exchange contracts	18,638	396	396
Currency option contracts	16,340	91	91
Currency swap agreements for loans to its subsidiaries	12,605	252	252

(U.S.$ thousands)	Contract	Carrying	Estimated Fair
U.S.$1=Yen 107	Amount	Amount	Value
As of March 31, 2005
Forward foreign exchange contracts	40,645	(822)	(822)
Currency option contracts	230,290	(3,421)	(3,421)
Currency swap agreements for loans to its subsidiaries	103,430	(2,916)	(2,916)

Consolidated

I-12) Conditions of Production and Orders

1. Production results

	FY2005		FY2004
	(April 1, 2004 - March 31, 2005)		(April 1, 2003 - March 31, 2004)	Change
Product/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)	Change(%)
Electronic materials and components	545,712	5,100,112	518,567	27,145	5.2
Electronic materials	175,538	1,640,542	164,244	11,294	6.9
Electronic devices	116,000	1,084,112	107,579	8,421	7.8
Recording devices	235,143	2,197,598	231,782	3,361	1.5
Semiconductors & others	19,031	177,860	14,962	4,069	27.2
Recording media & systems	89,551	836,925	112,658	(23,107)	–20.5

Total	635,263	5,937,037	631,225	4,038	0.6

Notes :

1.	Monetary amounts are calculated using sales prices.

2.	U.S.$1=Yen 107

2. Orders conditions

	Orders of FY2005		Orders of FY2004
	(April 1, 2004 - March 31, 2005)		(April 1, 2003 - March 31, 2004)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials and components	536,947	5,018,196	503,485	6.6

	Outstanding orders		Outstanding orders
	(As of March 31, 2005)		(As of March 31, 2004)
	(Yen millions)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials and components	45,462	424,879	54,582	–16.7

Notes :

1.	For products other than electronic materials and components, forecast production is used.

2.	U.S.$1=Yen 107

Consolidated

I-13) Supplementary Information (Consolidated)

Exchange rates used for conversion

	April 1, 2004 - March 31, 2005		April 1, 2003 - March 31, 2004
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	107.55	135.17	113.19	132.65
The end of the period	107.39	138.87	105.69	128.88

Consolidated

	April 1, 2004 - March 31, 2005		April 1, 2003 - March 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change
Item/ Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Capital expenditures	61,005	—	44,471	—	37.2
Depreciation and amortization	52,806	8.0	50,726	7.7	4.1
Research and development	36,348	5.5	32,948	5.0	10.3
Result of financial income	1,368		866		58.0
Number of employees (as at the end of the period)	37,115		36,804
Ratio of overseas production	59.0%		58.6%

Overseas sales by division

	April 1, 2004 - March 31, 2005		April 1, 2003 - March 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Electronic materials and components	391,949	59.6	383,699	58.5	2.2
Electronic materials	126,644	19.2	121,446	18.5	4.3
Electronic devices	70,199	10.7	61,373	9.4	14.4
Recording devices	186,768	28.4	195,137	29.7	–4.3
Semiconductors & others	8,338	1.3	5,743	0.9	45.2
Recording media & systems	81,879	12.4	103,470	15.8	–20.9

Overseas sales	473,828	72.0	487,169	74.3	–2.7